May 6, 2013

Filed via Edgar

Beverly A. Singleton

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bob Evans Farms, Inc.

Item 4.02 Form 8-K

Filed May 1, 2013

File No. 0-01667

Dear Ms. Singleton:

Pursuant to our recent discussions, we confirm that we have received your comment letter dated May 2, 2013 (“Comment Letter”), regarding our Form 8-K filed on May 2, 2013.

We appreciate your granting an extension for us to respond and we expect to submit our response letter to the Commission’s Comment Letter no later than Thursday, May 9, 2013. As we discussed we also plan on filing an amended Form 10-Q to the Form 10-Q for the three and nine months ended January 25, 2013 and filed with the Securities and Exchange Commission on March 5, 2013, on or before Wednesday, May 15, 2013.

Thank you for your time and consideration. Please feel free to contact the undersigned at (614) 492-7521 at your convenience if you have any questions regarding this response.

Sincerely,
Bob Evans Farms, Inc.

/s/Kevin C. O’Neil

Kevin C. O’Neil, Vice President,
Assoc. General Counsel and Asst. Corporate Secretary